FIRST AMENDED AND RESTATED
Operating Agreement of Boss Tech LLC
A Delaware Limited Liability Company

This Limited Liability Company Agreement (the “Agreement”) of Boss Tech LLC, a Delaware limited liability company (the "Company"), is entered into as of March 1st 2022 (the “Effective Date”) by and among the Company, the Initial Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

ARTICLE 1
ORGANIZATION

1.1 Formation and Qualification. The Members have formed a limited liability company under the Delaware Limited Liability Company Act (the "Act"), as amended from time to time, and any successor to such Act, by filing Articles of Organization with the Delaware Secretary of State.

1.2 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, including the Delaware Limited Liability Company Act without regard to Delaware's conflicts of laws principles. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that any provision of this Agreement is inconsistent with any provision of the Act, this Agreement shall govern to the extent permitted by the Act.

1.3 Name. The name of the Company is Boss Tech LLC (the "Company Name"). The business of the Company may be conducted under that name or, on compliance with applicable laws, any other name that the Board of Managers deems appropriate or advisable. The Board on behalf of the Company shall file any certificates, articles, fictitious business name statements and the like, and any amendments and supplements thereto, as the voting Members consider appropriate or advisable. The Company Name shall be the exclusive property of the Company, and no Member may use such name or any name confusingly similar thereto in connection with, or in the name of, any new business venture.

1.4 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

1.5 Office and Agent. The principal office of the Company is located at 3721Midvale Ave., Philadelphia, PA 19129, or such other location as may from time to time be determined by the Board of Managers. The Board shall give prompt notice of any such

change to each of the Members. The Company shall continuously maintain a registered agent in the State of Delaware as required by the Act. The registered agent shall be as stated in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Board may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

1.6 Purpose of Company. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

ARTICLE 2
UNITS

2.1 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Board shall maintain a schedule of all Members, their respective mailing addresses, and the amount and series of Units held by them (the "Members Schedule"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto in Exhibit A.

2.2 Authorized Units. The Company is authorized to issue Membership Interests consisting of units (the "*Units*"), including, but not limited to, Class A Units ("*Class A Units*") and Class B Units ("*Class B Units*"). As of the date of this Agreement, the Board of Managers has authorized and created 300,000 Class A Units (Members holding such Class A Units in such capacity, being "*Class A Members*"), 100,000 Class B Units (Members holding such Class B Units in such capacity, being "*Class B Members*"). As of the date of this Agreement, 300,000 Class A Units and 0 Class B Units are the only issued and outstanding Units.

2.3 Other Issuances. In addition to the Class A Units and Class B Units, the Company is hereby authorized to authorize and issue or sell to any Person any of the following (collectively, "New Interests"): (i) any new type, class, or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Class A and Class B Units; and (ii) Unit Equivalents. The Board of Managers is hereby authorized to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations, and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation, or otherwise) over any other Units, and any contributions required in connection therewith.

2.4 Certification of Units. Units may be certificated or uncertificated, as determined by the Board of Managers, provided all Units shall be evidenced in the same manner.

ARTICLE 3
MEMBERSHIP INTERESTS, VOTING AND MANAGEMENT

3.1 Members. The Members of the Company are the Members who executed this Agreement as of the date hereof as Members or are hereafter admitted as Members in accordance herewith. Each Member's respective Membership Interest in the Company is represented by his, her or its rights and obligations set forth in this Agreement. As of the date of this Agreement, the Class A Members and the Class B Members are the only Members of the Company. The name and place of residence of each member are contained in Exhibit A attached to this Agreement.

3.2 Classification of Membership Interests.
The Company shall issue Class A Voting Capital ("Voting Capital"), to the Class A Members. The Class A Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Class A Member shall be the percentage that is derived when the Member's Voting Capital account is divided by the total of all of the Voting Capital accounts. The Company may issue Class B, Nonvoting Capital ("Nonvoting Capital"). Members may own interests in both Voting Capital and Nonvoting Capital. Members who own interests only in Nonvoting Capital ("Class B Members") shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by this agreement, a Class B Member shall have the right to file or participate in a mediation or an arbitration action, and shall be bound by an amendment to this agreement only if he signs such amendment.

3.3 Percentage Ownership and Voting Interests.
A Member's Ownership Interest ("Ownership Interest") is the total of his interests in Voting Capital and Nonvoting Capital, together with all of the rights, as a Member or Manager of the Company, that arise from such interests. The Percentage Ownership Interest ("Percentage Ownership Interest") of a Member shall be calculated by adding together that Member's Voting Capital Account and Nonvoting Capital Account, and then dividing this sum by the total of all of the Member's Voting Capital and Nonvoting Capital Accounts.

The Members shall have the Initial Ownership, Percentage Ownership and Percentage Voting Interests in the Company as contained in Exhibit A, immediately following the making of the capital contributions set forth therein.

3.4 Lack of Authority. Except as otherwise provided or permitted by this Agreement, no Member acting individually (other than a Member who is, and who is acting in the capacity of a Manager or officer), shall have any power or authority to sign for, bind or

act on behalf of the Company in any way, to pledge the Company's credit, or to render the Company liable for any purpose.

3.5 Liability of Members. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

3.6 New Members. The Board of Managers may admit a new Class A Member or Members to the Company, only if such new Member (i) is approved unanimously by the Class A Members; (ii) delivers to the Company his required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Class A Members shall reasonably require to so admit such new Member to the Company. The Board may admit new Class B Members to persons who are employed by or otherwise have benefited the company as determined in the sole discretion of the Board. Upon the admission of a new Member or Members to the Company, the capital accounts of Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

3.7 Withdrawal. A Member shall remain a member of the Company until becoming a Withdrawing Member. A Withdrawing Member is: (i) any Member that has requested the Board of Managers to approve its withdrawal as a member of the Company and the Board of Managers has approved such request, (ii) any Member that it a natural person who has become legally incapacitated or died, (iii) any Member that has assigned and transferred all of the Units owned by such Member to another Person, or (iv) any Member that becomes a Bankrupt Person. A Withdrawing Member is no longer a Member.

3.8 Representations and Warranties. Each Member hereby represents and warrants to the Company and each other Member that (a) if that Member is a corporation, partnership or limited liability company, it is duly organized, validly existing and (if applicable) in good standing under the law of the state of its incorporation, formation or organization and is duly qualified and (if applicable) in good standing as a foreign corporation, partnership or limited liability company in the jurisdiction of its principal place of business (if not organized therein), (b) the Member has duly executed and delivered this Agreement, and (c) the Member's authorization, execution, delivery and performance of this Agreement do not conflict with any other agreement or arrangement to which that Member is a party or by which it is bound.

3.9 Membership Certificates. Units in the Company will be uncertificated unless otherwise determined by the Board of Managers.

ARTICLE 4
CAPITAL ACCOUNTS

4.1 Capital Contributions. Each original Member to this Agreement shall make an initial Capital Contribution to the Company (the “Initial Capital Contributions Amount”) in accordance with Exhibit A, at the time of each Member's execution of this Agreement. Except for contributions up to the Initial Capital Contributions Amount or as otherwise set forth in this Agreement, the Members shall not have any obligation to make any additional contribution

4.2 Capital Accounts. A separate capital account shall be maintained for each Member’s ownership interest in accordance with the applicable provisions of the Code and the Treasury Regulations, including Section 1.704-1(b)(2)(iv).

The capital account of each Member shall be increased by (i) the amount of any cash and the fair market value of any property contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), (ii) the amount of income or profits allocated to such Member.

The capital account or accounts of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of his ownership interest), (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

Guaranteed Payments (“Guaranteed Payments”) for salary, wages, fees, payments on loans, rents, etc., may be made to the Members. Guaranteed Payments shall not be deemed to be distributions to the Members on account of their Ownership Interests, and shall not be charged to the Members’ capital accounts.

No Member shall be obligated to restore any negative balance in his Capital Account. No Member shall be compensated for any positive balance in his Capital Account except as otherwise expressly provided herein. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704-1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations. The Members agree that the initial Capital Accounts of the Members on the date hereof are as set forth in Exhibit A.

ARTICLE 5
ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocations of Profits and Losses. Profits and losses shall be allocated among the Members in proportion to their Percentage Ownership Interests as set forth in Exhibit A. Any special allocations necessary to comply with the requirements set forth in Internal Revenue Code Section 704 and the corresponding Regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, shall be made if the Class A Members deem these actions to be appropriate.

5.2 Distributions. Subject to applicable law and any limitations elsewhere in this Agreement, the Class A Members shall determine the amount and timing of all distributions of cash, or other assets, by the Company. The Class A Members may determine and distribute available funds annually or more frequently as the Class A Members see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Except as otherwise provided in this Agreement, all distributions shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in this Agreement, the decision as to whether to make distributions shall be within the sole discretion of the Class A Members. All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Class A Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

Upon liquidation of the Company or of a Member's interest, distributions must be made according to the positive capital or pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member has a negative capital account balance, there must be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

5.3 Form of Distribution. No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

ARTICLE 6
MANAGEMENT

6.1 Management of the Business. The Company is managed by a Board of Managers (the “Board of Managers” or the “Board”). The Board of Managers shall consist of up to five individuals each of whom is designated as a "Manager". The Managers may be Members or Non-Members.The Managers shall be named and appointed by a majority vote of the Company’s Class A Members, with one of such Managers being the Company’s Chief Executive Officer. Any action by the Board of Managers shall require the affirmative vote of not less than a majority of the members of the Board of Managers. The Managers shall initially be Felicite Moorman & Ryan Buchert

6.2 Members. The liability of the Members shall be limited as provided under the laws of the Delaware Limited Liability statutes. The Board may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Board shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

6.3 Role and Voting of the Members. No Member, by reason of its status as such, shall have the right to take part in, or interfere in any manner with, the management of the business or affairs of the Company or to act for or bind the Company. The Members shall have the right to vote on or consent to only those matters expressly provided for in this Agreement as requiring such vote or consent or as otherwise expressly provided by the Act (or hereafter specified by the Board).

6.4 Meetings of Members. No regular, annual, special or other meetings of the Members are required to be held. Any action that may be taken at a meeting of Members may be taken without a meeting by written consent in accordance with the Act. Meetings of the Members, for any purpose or purposes, may be called at any time by the Board of Managers, a majority of the Class A Members, or by the Chief Executive Officer of the Company. The Members may designate any place as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal place of business of the Company.

6.5 Meetings of the Board of Managers. No regular, annual, special or other meetings of the Managers are required to be held. Any Manager may call a meeting of the Board of Managers. The Managers of the Company or a committee of the Managers may hold meetings at the principal office of the Company or, if remote attendance is allowed, at another place designated by the Manager calling the meeting. A majority of all the Managers constitutes a quorum for the purpose of transacting business at a meeting of the Board of Managers.

6.5 Powers of the Board of Managers. The Board of Managers shall have the sole right and authority to manage and conduct the business and affairs of the Company and shall have all powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes, powers, business and other activities of the Company. The

Board of Managers is authorized on the Company's behalf to make all decisions as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; (g) the employment of persons, firms or corporations for the operation and management of the company's business; and, (h) the appointing or otherwise contracting with any persons or entities for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Board may delegate to any such person (who may be designated an officer of the Company) or entity such authority to act on behalf of the Company as the Board may from time to time deem appropriate.

6.6 Chief Executive Officer. The Chief Executive Officer shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Board.

6.7 Officers. The Board of Managers may appoint one or more individuals as officers of the Company (the "Officers") as the Board deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Board deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Board or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Board.

6.8 Nominee. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Board may designate. The Board shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

6.9 Company Information. Upon request, the Board shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Board's possession regarding the Company or its activities. The exercise of these rights shall be at the requesting Member's expense.

6.10 Exculpation. Any act or omission of the Board, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Board to any liability to the Members.

6.11 Indemnification. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, on the Board of Managers, Officer of the Company, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

6.12 Resignation; Removal; Vacancies. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Company. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. The Members who originally appointed such Manager shall appoint a successor Manager for the Company. Any successor Manager will have the rights, responsibilities and obligations residing with a Manager at the time of his or her resignation.

ARTICLE 7
RECORDS

7.1 Records. The Board shall cause the Company to keep at its principal place of business the following:

(a) a current list of the full name and last known business or residence address of each Member in the Company together with, for each Member, the Class A Voting Capital account and Class B Nonvoting Capital account, including entries to these accounts for contributions and distributions;
(b) a copy of all formation documents, the operating agreement, and any amendments;
(c) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;
(d) copies of any financial statements of the Company for the three most recent years.

7.2 Inspection of Books and Records. Each Member has the right, on reasonable request for purposes reasonably related to the interest of the person as a Member to:
(a) inspect and copy during normal business hours any of the Company's records

described in Section 6.1; and (b) obtain from the Company promptly after their becoming available a copy of the Company's federal, state and local income tax or information returns for each Fiscal Year.

ARTICLE 8
COMPENSATION

8.1 Management Fee. Any Member rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

8.2 Reimbursement. The Company shall reimburse the Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE 9
BOOKKEEPING AND REPORTS

9.1 Books. The Board of Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Board shall select. The company's accounting period shall be the calendar year.

9.2 Member's Accounts. The Board of Managers shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:
(a) any additional capital contribution made by him/her;
(b) credit balances transferred from his distribution account to his capital account;
and decreased by:
(a) distributions to him/her in reduction of Company capital;
(b) the Member's share of Company losses if charged to his/her capital account.

9.3 Reports. The Board of Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE 10
TRANSFERS

10.1 Assignment.
If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of its interest in the Company, such Member shall comply with the following procedures:

(a) First make a written offer to sell such interest to the other Member(s) at a price determined in writing. At this point exiting Member may not make this intention publicly known. If such other Members decline or fail to elect such

interest within sixty (60) days, the exiting member may advertise its membership interest for sale as it sees fit.

(b) If a Member has a buyer of Member's interest, the other current Member(s) have first right of refusal to purchase the exiting Members interest for the agreed purchase price. If there are more than one current remaining Members, remaining Members may combine funds to purchase the exiting Members interest. Exiting Member must show that the potential purchaser has full certified funds, or the ability to get full certified funds before the first right of refusal period starts. Current members have 60 days to buy exiting Members interest if they so desire.

(c) Pursuant to the applicable law, current Members may unanimously approve the sale of exiting Members' interests to grant full membership benefits and functionality to the new Member. The current remaining Members must unanimously approve the sale, or the purchaser or assignee will have no right to participate in the management of the business, affairs of the Company, or Member voting rights. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. Exiting Member must disclose to buyer or assignee if current Members will not approve the sale.

10.2 Valuation of Existing Members Interest. If a member wants to exit the Company, and does not have a buyer of its membership interest, exiting member will assign its interest to current Members according to the following set forth procedures:

(a) A value must be placed upon this membership interest before assigned.

(b) If exiting Member and current Members do not agree on the value of this membership interest, exiting Member must pay for a certified appraiser to appraise the Company value, and the exiting Members' value will be assigned a value according to the exiting Members' interest percentage.

(c) The current Members must approve the certified appraiser used by exiting Member. Current members have 30 days to approve the exiting Members certified appraiser. If current Members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to make the Company business appraisal. Current Members may not stall the process by disapproving all certified appraisers.

(d) Upon completion of a certified appraiser placing a value on the Company, a value will be placed on exiting Members' interest according to exiting Members' percentage of membership interest.

(e) If current Members disagree with the value placed on exiting Members' interest, current Members must pay for a certified appraiser to value the Company and exiting Members' interest according to the same terms.

(f) Current Members' appraiser must be completed within 60 days or right of current Members to dispute the value of exiting Members interest expires.

(g) Upon completion of current Members certified appraiser, the exiting Member must approve the value placed on exiting Members' interest. Exiting Member has 30 days to approve this value.

(h) If exiting Member does not approve current Members' appraiser value, the value of the Company will be determined by adding both parties' values, then dividing that value in half, then creating the value of the exiting Members' interest according to the exiting Members' percentage of membership interest.

10.3 Distribution of Existing Members Interest.
Upon determination of exiting members' interest value, the value will be a debt of the Company. The exiting member will only be able to demand payment of this debt at dissolution of the Company or the following method:

(a) The Company will make timely payments.

(b) The Company will only be required to make payments towards exiting Members' debt if the Company is profitable and passed income to current Members.

(c) The Company must make a debt payment to exiting Member if the Company passed income of 50% of the total determined value of the exiting Members' interest in one taxable year.

(d) Debt payment must be at least 10% of the value of the passed income to current Company members.

(e) The Company must make payment to exiting Member within 60 days of the end of the taxable year for the Company.

(f) Payment schedule will continue until exiting Members debt is paid by the Company.

(g) If the Company dissolves, exiting Member will be a regular debtor and payment will follow normal Company dissolution payment statutes.

(h) Exiting members' value of membership interest it assigned current Members may NOT accrue interest.

(i) The Company can pay off amount owed to exiting Member at any time if it so desires.

10.4 Death of a Member. Following the death of a Member, the Units owned, directly or indirectly, by such Member shall continue to have the economic interests and other benefits of ownership set forth in this Agreement.

ARTICLE 11
DISSOLUTION AND LIQUIDATION

11.1 Dissolution. The Member(s) may dissolve the Company at any time by a Majority Vote of the Managers with the approval of a Majority Vote of the Voting Members. The Member(s) may NOT dissolve the Company for a loss of membership interests. Upon dissolution the Company must pay its debts first before distributing cash, assets, and/or initial capital to the Member or the Members interests. The dissolution may only be ordered by the Member(s), not by the owner of the Member's interest.

11.2 Liquidation. On dissolution of the Company, the Board of Managers shall act as liquidator or may appoint one or more Members or Managers as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Members. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board of Managers.

ARTICLE 12
GENERAL PROVISIONS

12.1 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, by email acknowledged by the recipient, or by facsimile transmission; and a notice, request, or consent given under this Agreement is effective on the date given. All notices, requests, and consents to be sent to a Member must be sent to or made at the addresses given for that Member below, or such other address as that Member may specify by notice to the Company. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Any notice, request, or consent to the Members or the Board of Managers must be given at the following address (or such other address as such party may notify the Members):

If to the Company: BOSS TECH LLC
3721 Midvale Avenue
Philadelphia, PA 19129
Attention: CEO
Email: felicite@boss.tech

If to the Members: As set forth in Exhibit A.

12.2 Entire Agreement. This Agreement constitutes the entire agreement of the Members relating to the matters addressed herein and supersedes all prior contracts or agreements with respect to the subject matter of this Agreement, whether oral or written, including without limitation the Original Agreement.

12.3 Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any person in the performance by that person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that person of the same or any other obligations of that person with respect to the Company. Failure on the part of a person to complain of any act of any person or to declare any person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that person of its rights with respect to that default until the applicable statute-of-limitations period has run.

12.4 Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument executed and agreed to by a Majority Vote of the Voting Members; provided, that amending this Agreement in any manner that disproportionately and adversely impacts any Member or class of Members, also requires the approval of such impacted Member or class of Members.

12.5 Binding Act. This Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

12.6 Governing Law; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

12.7 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents

and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

12.8 No Third Party Benefit. The provisions hereof are solely for the benefit of the Company and its Members and are not intended to, and shall not be construed to, confer a right or benefit on any creditor of the Company or any other person.

12.9 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge, and certify that this FIRST AMENDED AND RESTATED Operating Agreement of Boss Tech LLC, is adopted and approved by the Members as of March 1st 2022.

Class A Members:

____
Felicite Moorman
Percentage Ownership Interest: 51%

____
Ryan Buchert
Percentage Ownership Interest: 49%

Class B Members:

Exhibit A

OPERATING AGREEMENT OF BOSS TECH LLC
Members as of March 1st 2022

Class A Members:

Felicite Moorman

Capital Contribution: $0 cash
Date of Contribution:
Class A Units: 153,000
Membership interest: 51%

Ryan Buchert

Capital Contribution: $0 cash
Date of Contribution:
Class A Units: 147,000
Membership interest: 49%

Class B Members: